Exhibit 99.5

June 17, 2021

The Board of Directors

Portage Fintech Acquisition Corporation

190 Elgin Avenue, George Town,

Grand Cayman KY1-9008

Cayman Islands

Dear Sirs

CONSENT TO ACT AS DIRECTOR

I hereby confirm my consent to act as a Director of Portage Fintech Acquisition Corporation (the “Company”) with effect from the date and time specified in the Directors’ resolutions of the Company approving my appointment in reliance on, inter alia, the indemnity in favour of, inter alios, the Directors of the Company as set out in the articles of association of the Company until my resignation or removal or disqualification in accordance with the Articles of Association of the Company.

Yours faithfully

/s/ Seraina Macia
Seraina Macia
Director